November 17, 2010

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

Patrick Gilmore, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549

Re:	Top Image Systems Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 23, 2010
File No. 001-14552

Dear Mr. Gilmore:

Top Image Systems Ltd. (“we”, “our”, “us” or the “Company”) submits the following responses to comments raised by the Staff of the Division of Corporation Finance (the “Staff”) in its comment letter (the “Comment Letter”) dated October 26, 2010 addressed to Ido Schechter, Chief Executive Officer of the Company.  In order to facilitate your review, we have reproduced the text of the comments in boldface type below, followed by the Company’s responses thereto.

Item 16F.  Change in Registrant’s Certifying Accountants, page 73

1.
We note your response to prior comment 2.  Please note that Item 16F(a)(1)(iv) and (v) of Form 20-F requires that the disclosure address the two most recent fiscal years and any subsequent interim periods preceding the date the former accountants declined to stand for re-election.  Please amend your Form 20-F to revise your disclosure to address the six months ended December 31, 2007, fiscal year ended December 31, 208 and the subsequent interim period from January 1, 2009 through April 21, 2009.

Response:

The Company has amended its disclosure consistent with the above comment by filing with the SEC, on November 17, 2010, an amendment to its annual report on Form 20-F/A (the “Amended Filing”).

Patrick Gilmore
November 17, 2010

2.
We note your response to prior comment 3.  Please note that Item 16F(a)(2) of Form 20-F requires that the disclosure address the two most recent fiscal years and any subsequent interim period prior to engaging the new accountant.  Please amend your Form 20-F to revise your disclosure to address the six months ended December 31, 2007, fiscal year ended December 31, 2008 and the subsequent interim period from January 1, 2009 through November 26, 2009.

Response:

The Company has amended its disclosure consistent with the above comment by filing with the SEC the Amended Filing.

3.
To the extent that you make changes to your disclosures to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the accountant agrees with the statements made in your revised disclosures.

Response:

The updated letter referenced in the above comment has been obtained and was filed as Exhibit 15.3 to the Amended Filing.

*           *           *

Should any member of the Staff have any questions regarding the filings or any of our responses to the Comment Letter, please do not hesitate to contact Ephraim Schmeidler of Blank Rome LLP, our outside legal counsel, at (212) 885-5388, or in his absence, please contact David Giltin of Blank Rome LLP, at (215) 569-5613.

Sincerely,
TOP IMAGE SYSTEMS LTD.

By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

cc: David Giltin
Ephraim Schmeidler